Exhibit 3
FOR IMMEDIATE RELEASE
Not for release, publication or distribution, in whole or in part, in, into or from Australia, Canada or any other jurisdiction where to do so would constitute a violation of the relevant laws of such jurisdiction
24 November 2006
RECOMMENDED OFFER BY CATLIN GROUP LIMITED FOR WELLINGTON UNDERWRITING PLC
Publication of documents
Further to the announcement made on 30 October 2006 of the Offer by Catlin for Wellington, Catlin announces that its Offer Document containing the full terms and conditions of the Offer being made by Catlin to acquire the entire issued and to be issued share capital of Wellington, is being posted to Wellington Shareholders, together with the Form Of Acceptance And Election.
Key terms of the Offer
The Offer is made on the following basis:
•	For each Wellington Share, 0.17 new Catlin Shares and 35 pence in cash. Based on the Closing Price of Catlin on 22 November 2006, the Offer values each Wellington Share at approximately 122 pence and the existing issued share capital of Wellington at approximately £602 million.

•	This represents a premium of approximately 1.8 per cent. to the Closing Price of Wellington on 22 November 2006, and approximately 25 per cent. to the Closing Price of Wellington on 23 October 2006, the last Business Day prior to the announcement that Catlin and Wellington were in discussions.
The Offer is final and will not be increased, except that Catlin reserves the right to increase the Offer if any third party announces a firm intention to make an offer for Wellington.
Prospectus and Circular to Catlin Shareholders
The UK Listing Authority has today approved a Prospectus in relation to the issue of up to 88,483,888 New Catlin Shares in connection with the Acquisition, and a Circular to Catlin Shareholders which includes a Notice of General Meeting. A general meeting of Catlin Shareholders is to be held at 4.30pm (local time) on 12 December 2006 in Bermuda for the purpose of considering and if thought fit approving the Acquisition. The Prospectus is being posted to Catlin and Wellington Shareholders and the Circular to Catlin Shareholders.

Timetable
The First Closing Date of the Offer will be 18 December 2006. Wellington Shareholders are strongly encouraged to accept the Offer ahead of this date. Whilst Catlin remains confident of completing the Acquisition before Christmas, the proximity of the 1 January 2007 renewals season means there are strong commercial and operational advantages for the Enlarged Group in combining the businesses, and therefore for Catlin’s completing the Acquisition, ahead of this date.
Update on Syndicate Cessation Application
As announced on 30 October 2006, Wellington has made an application to Lloyd’s for permission to cease Syndicate 2020 with effect from the end of 2006, with the capital provided by Wellington Corporate Members to that syndicate being made available to support underwriting on Syndicate 2003 for the 2007 year of account. If the Cessation Application is approved, compensation will be paid to the unaligned members for the cessation of Syndicate 2020.
The terms of the proposed compensation allow the unaligned members of Syndicate 2020 to choose between receiving either (i) 50 pence in cash for each £1 of prospective 2007 capacity on Syndicate 2020; or (ii) 40 pence in cash for each £1 of prospective 2007 capacity on Syndicate 2020 plus the option to maintain an equivalent amount of capacity on a new reinsurance syndicate that will write a whole account quota share reinsurance of Syndicate 2003 for at least the 2007 and 2008 years of account.
Members’ agents representing unaligned members of Syndicate 2020 have recommended that all unaligned members of Syndicate 2020 for whom they act vote in favour of and accept the terms of the proposed compensation. Catlin and Wellington anticipate that the Cessation Application will be determined by early December 2006. The Cessation Application and payment of compensation are conditional upon the Offer’s becoming or being declared unconditional in all respects, but the Offer is not conditional upon approval of the Cessation Application and will proceed, provided all of the conditions to the Offer are satisfied, regardless of whether or not the Cessation Application is approved.
In connection with the Cessation Application, Catlin has agreed to pay, or reimburse to WUAL, on demand a sum equal to the amount of all the compensation payable to unaligned members of Syndicate 2020 who validly accept the compensation offered by WUAL pursuant to the Cessation Application, and to pay the costs of printing and posting the Cessation Application. In the event that all unaligned members of Syndicate 2020 choose the all-cash option, compensation payable is currently estimated to total approximately £127 million.
Acceptance procedures
If you hold your Wellington Shares, or any of them, in certificated form (that is, not in CREST), you may only accept the Offer in respect of such shares by completing and signing the Form Of Acceptance And Election in accordance with the procedures set out in the Offer Document and the Form Of Acceptance And Election. The Form Of

Acceptance And Election must be returned as soon as possible and, in any event, so as to be received by Capita Registrars at Corporate Actions, The Registry, 34 Beckenham Road, Beckenham, Kent BR3 4TU not later than 1.00 pm (London time) on 18 December 2006.
If you hold your Wellington Shares in certificated form, but under different designations, you should complete a separate Form Of Acceptance And Election in respect of each designation. Additional Forms of Acceptance And Election are available from Capita Registrars by telephone on 0870 162 3121 (or +44 20 8639 2157 if calling from outside the UK).
If you hold your Wellington Shares, or any of them, in uncertificated form (that is, in CREST), you may only accept the Offer in respect of such shares electronically through CREST by TTE instruction in accordance with the procedures set out in the Offer Document. The TTE instruction must be settled as soon as possible and, in any event, not later than 1.00 pm (London time) on 18 December 2006. If you hold your Wellington Shares under different member account IDs, you should send a separate TTE instruction for each member account ID.
Copies of the Offer Document, Circular and Prospectus are available for inspection at the offices of Debevoise & Plimpton LLP, Tower 42, 25 Old Broad Street, London EC2N 1HQ during normal business hours up to and including the date of Admission.
Terms defined in the Offer Document, Prospectus and Circular have the same meanings in this announcement.
Enquiries
For further information, contact:
Catlin
James Burcke (Head of Communications, London)
Tel: +44 (0)20 7458 5710
Mobile: +44 (0)7958 767738
Email: james.burcke@catlin.com
William Spurgin (Head of Investor Relations, London)
Tel: +44 (0)20 7458 5726
Mobile: +44 (0)7710 314365
Email: william.spurgin@catlin.com

JPMorgan Cazenove
Sole financial adviser and joint corporate broker to Catlin
Tel: +44 (0)20 7588 2828
Tim Wise
Robert Thomson
Conor Hillery
UBS Investment Bank
Joint corporate broker to Catlin
Tel: +44 (0)20 7567 8000
Phil Shelley
Maitland
Public relations adviser to Catlin
Liz Morley
Tel: +44 (0)20 7379 5151
Email: emorley@maitland.co.uk
Wellington
Tel: +44 (0)20 7337 2000
Preben Prebensen (Chief Executive)
Lexicon Partners
Sole financial adviser to Wellington
Tel: +44 (0)20 7653 6000
Angus Winther
James Viggers
Citigroup Global Markets
Sole corporate broker to Wellington
Tel: +44 (0)20 7986 4000
Andrew Thompson
Financial Dynamics
Public relations adviser to Wellington
Tel: +44 (0)20 7269 7200
Rob Bailhache
Geoffrey Pelham-Lane
The Catlin Directors accept responsibility for the information contained in this announcement. To the best of their knowledge and belief (having taken all reasonable care to ensure that such is the case), the information contained in this announcement is in accordance with the facts and does not omit anything likely to affect the import of such information.
JPMorgan Cazenove, which is authorised and regulated in the United Kingdom by the Financial Services Authority, is acting exclusively for Catlin and no one else in connection with the Offer and will not be responsible to anyone other than Catlin for providing the protections afforded to clients of JPMorgan Cazenove or for providing advice in relation to the Offer, the contents of this announcement, or any matter referred to herein.
UBS Limited, which is authorised and regulated in the United Kingdom by the Financial Services Authority, is acting exclusively for Catlin and no one else in connection with the Offer and will not be responsible to anyone other than Catlin for providing the protections afforded to clients of UBS Limited or for providing advice in relation to the Offer, the contents of this announcement, or any matter referred to herein.
Lexicon Partners, which is authorised and regulated in the United Kingdom by the Financial Services Authority, is acting exclusively for Wellington and no one else in connection with the Offer and will not be responsible to anyone other than Wellington for providing the protections afforded to clients of Lexicon Partners or for providing advice in relation to the Offer, the contents of this announcement, or any matter referred to herein.
Citigroup Global Markets, which is authorised and regulated in the United Kingdom by the Financial Services Authority, is acting exclusively for Wellington and no one else in connection with the Offer and will not be responsible to anyone other than Wellington for providing the protections afforded to clients of Citigroup Global Markets or for providing advice in relation to the Offer, the contents of this announcement, or any matter referred to herein.
This announcement does not constitute, or form part of, any offer for or invitation to sell or purchase any securities, or any solicitation of any offer for, securities in any jurisdiction. Any acceptance or other response to the Offer should be made only on the basis of information contained in or referred to in the Offer Document and the Prospectus. Such documents contain important information which Wellington Shareholders are urged to read carefully.
The release, publication or distribution of this announcement in certain jurisdictions may be restricted by law and therefore persons in such jurisdictions into which this announcement is released, published or distributed should inform themselves about and observe such restrictions. Further, the laws of the relevant jurisdiction may affect the availability of the Offer (including the Mix and Match Facility) to persons not resident in the United Kingdom. Persons who are not resident in the United Kingdom, or who are subject to the laws of any jurisdiction other than the United Kingdom should inform themselves about, and observe, any applicable requirements. Further details in relation to overseas shareholders are contained in the Offer Document.
The material set forth herein is for information purposes only and should not be construed as an offer for securities for sale in or into the United States or any other jurisdiction. The New Catlin Shares to be issued in connection with the Offer have not been, nor will they be, registered under the US Securities Act of 1933, as amended, or under the securities laws of any state of the United States of America and may not be offered or sold in the United States of America, absent registration or an applicable exemption from registration.

The Offer is made for the securities of a UK company and is subject to UK disclosure requirements, which are different from those of the United States. Financial statements included in the Offer Document and Prospectus have been prepared in accordance with non-US accounting standards and may not be comparable to the financial statements of US companies.
It may be difficult for you to enforce your rights and any claim you may have arising under the US federal securities laws, since Catlin and Wellington are located in non-US jurisdictions, and some or all of their officers and directors may be residents of non-US jurisdictions. You may not be able to sue a non-US company or its officers or directors in a non-US court for violations of US securities laws. Further, it may be difficult to compel a non-US company and its affiliates to subject themselves to a US court’s judgement.
The relevant clearances have not been, and will not be, obtained from the securities commission of any province or territory of Canada; no Prospectus or a Prospectus equivalent has been, or will be, lodged with, or registered by, the Australian Securities and Investments Commission and the New Catlin Shares have not been, nor will they be, registered under or offered in compliance with applicable securities laws of any state, province, territory or jurisdiction of Canada or Australia. Accordingly, the New Catlin Shares may not (unless an exemption under relevant securities laws is applicable) be offered, sold, resold or delivered, directly or indirectly, in or into the United States, Canada or Australia or any other jurisdiction outside the United Kingdom if to do so would constitute a violation of the relevant laws of, or require registration thereof in, such jurisdiction or to, or for the account or benefit of, a person located in the United States, Canada or Australia or such other jurisdiction.